

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2012

<u>Via E-mail</u>
Mr. Bruce M. Johnson
Chief Financial Officer
Regency centers Corporation
One Independent Drive, Suite 114
Jacksonville, FL 32202

RE: **Regency Centers Corporation and Regency Centers, L.P.**
        Form 10-K for the Fiscal Year Ended December 31, 2011
        Filed February 29, 2012
        File Nos. 1-12298 and 0-24763

Dear Mr. Johnson:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Daniel L. Gordon

                    Daniel L. Gordon
                    Branch Chief